

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

Rafael Lizardi
Chief Financial Officer
Texas Instruments Inc.
12500 TI Boulevard
Dallas, Texas 75243

>   **Re: Texas Instruments Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Response Dated June 29, 2022**
>   **File No. 001-03761**

Dear Mr. Lizardi:

　　　We have reviewed your June 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　　After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2022 letter.

Response Dated June 29, 2022

Risk Factors, page 9

1.   We note your response to prior comment two. Please describe the specific transition risks you have considered, including those identified in our comment, and tell us about your evaluation of the material effects of such risks, providing support for your determinations of materiality.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2.   We note that your response to prior comment four includes quantitative information solely in relation to 2021, and accordingly reissue it in part. Please provide us with quantitative information regarding past and future capital expenditures for climate-related projects for

each of the periods covered by your Form 10-K and for future periods.

3. Your response to prior comment five appears to be conclusory in nature without providing sufficient detail regarding the indirect consequences of climate-related regulation or business trends, including the specific items noted in our comment, and your assessment thereof. Please more fully describe the indirect consequences of climate change and tell us how you concluded they were not material. Provide support for your assessment, such as the quantitative analyses and qualitative factors referenced in your response.

4. We note your response to prior comment six. Please further address the following:

    •   Include the quantification requested by our comment on an aggregate basis, rather than for a quantitative or illustrative example, for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

    •   Clarify your quantification regarding the cost of insurance premiums and insurance overall in each of the years 2019, 2020, and 2021.

    •   Your response indicates that you incurred "$54 million of potentially insurable lost profit and fixed cost absorption overall relating to missed wafer starts in five fabrication facilities" as a result of the winter storm in Texas, which was subject to a deductible and not pursued under an insurance claim. Tell us whether your decision not to pursue an insurance claim was related to anticipated potential effects on the future cost and/or availability of insurance.

5. Please revise your response to prior comment seven to quantify your compliance costs related to climate change on an aggregate basis, rather than for a quantitative example, for each of the periods covered by your Form 10-K.

    Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing